UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

DICON FIBEROPTICS, INC.
(Name of Subject Company (issuer))

DICON FIBEROPTICS, INC.
Ho-Shang Lee, Ph.D.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, No Par Value

(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ho-Shang Lee, Ph.D.
President and Chief Executive Officer
DiCon Fiberoptics, Inc.,
1689 Regatta Blvd.
Richmond, CA 94804
(510) 620-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe, LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5700

November 16, 2006

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$154,500	$16.53

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 30,900 shares at the tender offer price of $5.00 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                       16.53
Form or Registration No.:               005-81761
Filing Party:   DiCon Fiberoptics, Inc.
Date Filed:            November 16, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

AMENDMENT NO. 2 TO TENDER OFFER STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on November 16, 2006, as amended by Amendment No. 1 filed with the SEC on December 5, 2006, in connection with a two-step going-private transaction (the “Transaction”) proposed by the Board of Directors of DiCon Fiberoptics, Inc. (“DiCon” or the “Company”), consisting of (1) a 1-for-5 reverse split of the outstanding shares of common stock of the Company (the “Stock Split”) intended to increase the number of shareholders holding less than 100 shares of the Company’s stock (“Odd-lot Shareholders”) and cashout resulting fractional shares at the rate of $5.00 per whole share, and, thereafter, (2) a tender offer made by the Company to purchase from its shareholders up to 30,900 shares (on a post-Stock Split basis) at purchase price of $5.00 per share, net to the seller in cash, without interest. This Amendment No. 2 is the final amendment to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO. This tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2006 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which, as amended or supplemented from time to time, together constitute the "Offer". Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and 11 of the Schedule TO.

As of 12:00 p.m. Eastern time on Friday, December 15, 2006, the Transfer Agent for the Company reported that more than 30,900 shares of Common Stock had been validly tendered pursuant in the Offer and not then withdrawn. The Transfer Agent also reported to the Company that the proration factor for the Offer is 40.76%.

On December 18, 2006, the Company delivered a notice to the Transfer Agent accepting 30,875 of the tendered shares of Common Stock, including all "odd lots" validly tendered and not withdrawn. As a result of the acceptance of shares tendered in the Offer, as of the date of this Amendment No. 2, the number of the Company's record holders of Common Stock is below 300. Accordingly, the Company will promptly file a Form 15 with the Securities and Exchange Commission terminating its registration under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Information Required by Schedule 13E-3.

Items 1 through 12, 14 and 15 of the Schedule 13E-3.

As of 12:00 p.m. Eastern time on Friday, December 15, 2006, the Transfer Agent for the Company reported that more than 30,900 shares of Common Stock had been validly tendered pursuant in the Offer and not then withdrawn. The Transfer Agent also reported to the Company that the proration factor for the Offer is 40.76%.

On December 18, 2006, the Company delivered a notice to the Transfer Agent accepting 30,875 of the tendered shares of Common Stock, including all "odd lots" validly tendered and not withdrawn. As a result of the acceptance of shares tendered in the Offer, as of the date of this Amendment No. 2, the number of the Company's record holders of Common Stock is below 300. Accordingly, the Company will promptly file a Form 15 with the Securities and Exchange Commission terminating its registration under Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 18, 2006	DICON FIBEROPTICS, INC.
	By:	/s/ Ho-Shang Lee
Ho-Shang Lee President and Chief Executive Officer
December 18, 2006	DR. HO-SHANG LEE
	By:	/s/ Ho-Shang Lee
Ho-Shang Lee

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated November 16, 2006+
(a)(2)	Letter of Transmittal+
(a)(3)	Letter to Shareholders of the Company, dated November 16, 2006, from Ho-Shang Lee, President and Chief Executive Officer+
(a)(4)	Reminder Communication to Certain Shareholders+
(a)(5)	Form of Memorandum, dated November 16, 2006, to the Company’s employees+
(a)(6)	Text of Press Release issued by the Company, dated November 16, 2006+
(a)(7)
Text of Press Release issued by the Company, dated December 18, 2006 (incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 18, 2006)

(c)(1)
Fairness Opinion Presentation Of Howard Frazier Barker Elliott, Inc. Dated April 19, 2006 (incorporated herein by reference to Appendix B of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 31, 2006)

(c)(2)
Fairness Opinion Presentation Of Howard Frazier Barker Elliott, Inc. Dated July 6, 2006 (incorporated herein by reference to Appendix C of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 31, 2006)

(c)(3)
Fairness Opinion of Howard Frazier Barker Elliott, Inc. Dated April 19, 2006 (incorporated herein by reference to Appendix D of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 31, 2006)

(c)(4)
Fairness Opinion Of Howard Frazier Barker Elliott, Inc. Dated July 6, 2006 (incorporated herein by reference to Appendix E of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 31, 2006)

(c)(5)
Company Valuation Report Dated November 2003 (incorporated herein by reference to exhibit (c)(5) of DiCon Fiberoptics, Inc.’s Schedule 13E-3 filed with the Securities and Exchange Commission on September 1, 2006)

(c)(6)
Company Valuation Report Dated December 2005 (incorporated herein by reference to exhibit (c)(5) of DiCon Fiberoptics, Inc.’s Schedule 13E-3 filed with the Securities and Exchange Commission on September 1, 2006)

(c)(7)
Appraisal Report Of CB Richard Ellis Dated March 6, 2006 (incorporated herein by reference to exhibit (c)(5) of DiCon Fiberoptics, Inc.’s Schedule 13E-3 filed with the Securities and Exchange Commission on September 1, 2006)

+Filed previously.